SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_____

FORM 11-K

_____

ANNUAL REPORT

**Pursuant to Section 15(d) of the
Securities Exchange Act of 1934**

For the Year Ended December 31, 2020

Commission file number 1-32575

_____

SHELL PROVIDENT FUND
P.O. Box 1438
Houston, Texas 77251-1438

_____

ROYAL DUTCH SHELL plc
Carel van Bylandtlaan 30
2596 HR The Hague, The Netherlands

SHELL PROVIDENT FUND

Index to Financial Statements

(a) Financial Statements:

(b) Exhibit:

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Trustees have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

SHELL PROVIDENT FUND

By: _____

Cynthia Hablinski
Plan Administrator

Date: May 26, 2021

Report of Independent Registered Public Accounting Firm

To the Plan Participants and the Plan Administrator of Shell Provident Fund

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of Shell Provident Fund (the Plan) as of December 31, 2020 and 2019, and the related statements of changes in net assets available for benefits for the years then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2020 and 2019, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on the Plan's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Schedule

The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2020, has been subjected to audit procedures performed in conjunction with the audit of the Plan's financial statements. The information in the supplemental schedule is the responsibility of the Plan's management. Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the information, we evaluated whether such information, including its form and content, is presented in conformity with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Ernst & Young LLP

We have served as the Plan's auditor since 2016.
Houston, Texas
May 26, 2021

Shell Provident Fund
Statements of Net Assets Available for Benefits
December 31, 2020 and 2019

	2020	2019
Assets:		
Investments at fair value:		
Short-term investments	$ 585,967,347	$ 888,445,857
Common stock/ADRs	269,672,512	646,531,093
Common/collective funds	8,305,263,616	5,732,516,812
Registered investment company funds	6,188,659	3,833,318,716
Self-directed brokerage accounts	2,156,703,012	519,387,395
Total investments at fair value	11,323,795,146	11,620,199,873
Receivables:		
Interest and other receivables	15,782,224	7,989,125
Notes receivable from participants	99,408,786	111,803,980
Total receivables	115,191,010	119,793,105
Total assets	11,438,986,156	11,739,992,978
Liabilities:		
Accounts payable	16,870,059	4,519,339
Total liabilities	16,870,059	4,519,339
Net assets available for benefits	$ 11,422,116,097	$11,735,473,639

Shell Provident Fund
Statements of Changes in Net Assets Available for Benefits
Years Ended 2020 and 2019

	2020	2019
Additions:		
Investment income		
Dividends and interest	$ 67,549,958	$ 228,363,718
Net appreciation in fair value of investments	1,194,989,259	1,843,317,810
	1,262,539,217	2,071,681,528
Interest income on notes receivables from participants	4,818,486	4,890,599
Contributions		
Participant	242,074,710	238,206,893
Employer	188,465,382	203,957,194
Rollover/other	55,859,015	47,680,929
	486,399,107	489,845,016
Total additions	1,753,756,810	2,566,417,143
Deductions:		
Participant distributions and withdrawals	2,056,725,930	922,431,032
Administrative expenses	10,388,422	10,250,735
Total deductions	2,067,114,352	932,681,767
Net increase/(decrease)	(313,357,542)	1,633,735,376
Net assets available for benefits:		
Beginning of year	11,735,473,639	10,101,738,263
End of year	$11,422,116,097	$11,735,473,639

1. **Plan Description**

   General
   The Shell Provident Fund ("the Plan") is a defined contribution plan subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended, and is described more fully in the Plan Instrument (the Regulations) and Trust Agreement, which govern the Plan.

   Eligibility and Contributions
   Employees of Shell Oil Company ("Shell") and certain affiliated companies ("Contributing Companies") may elect to contribute up to 50% of their eligible compensation on a pre-tax basis, up to 50% on an after-tax Roth 401(k) basis and up to 25% on a standard after-tax basis (non-Roth 401(k)) to the Plan, subject to federal tax limitations for all contributions. All new employees or rehired employees who do not elect otherwise are automatically enrolled to contribute 3% of their base pay on a pre-tax basis. The Contributing Companies make contributions to each eligible employee's account based on their base and variable pay immediately upon hire at a rate of 2.5% until the completion of 6 years of accredited service, at a rate of 5.0% after completion of 6 years of accredited service until the completion of 9 years of accredited service, and at a rate of 10.0% after completion of 9 years of accredited service. The Plan also allows Roth in-plan conversions. Employees may elect to roll over an account from another qualified retirement plan or IRA into the Plan if certain requirements are met (current Federal law prevents the Plan from accepting rollovers from Roth IRAs).

   Each participant's account is credited with the participant's and company contributions along with investment returns based on each participant's investment direction. Participants may direct the investment of their account balances into various investment options including short-term investments, a company stock fund, common/collective funds, registered investment company funds (mutual funds), and a self-directed brokerage account ("BrokerageLink"). For participants who do not select an investment election, contributions, as well as rollovers to the Plan, loan repayments, and restored forfeitures are credited to a BlackRock LifePath Fund (default fund) based on their date of birth.

   Investment managers of the investment options invest funds at their discretion, as governed by the Plan instrument, investment manager agreements and prospectuses. The BrokerageLink account provides participants access to zero coupon, mortgage-backed, corporate, and government bonds, US Treasuries, certificates of deposit, equities, and various mutual funds. Investments in the Plan are valued at the end of each business day.

   Vesting and Withdrawals
   Participants are immediately vested in all contributions to their accounts plus actual earnings or losses thereon. Participants may withdraw their account balances upon termination of service or may delay distribution until as late as April 1 following the year in which they reach age 70-1/2. The Plan operationally adopted certain required minimum distribution provisions of the Setting Every Community Up for Retirement Enhancement Act ("SECURE Act") that are effective beginning with the 2020 plan year, including not requiring minimum distributions until age 72. Additionally, required minimum distributions beginning in 2020 were delayed by one year, but may still be received at the request of a participant. To comply with the SECURE Act, the Plan will be amended on or before December 31, 2022, or such later date as the Secretary of the Treasury may prescribe, to reflect the changes made to the Plan. Active employees age 59-1/2 or older may elect to withdraw their entire account balances or any portion thereof, without incurring any suspension of contributions. Active employees may withdraw their own standard after-tax contributions (plus any such after-tax contributions converted into Roth amounts) without any time or limit restriction. Active employees may also withdraw their own Roth 401(k) contributions, former pre-tax contributions that were converted into Roth amounts and pre-tax contributions in the event that they satisfy the Plan's financial hardship requirements. A variable payment option, which provides unlimited monthly, quarterly, semi-annual or annual drawdowns of a participant's account, is available for certain qualified Plan distributions.

   An employee may withdraw funds that were rolled into the Plan at any time. The Plan operationally adopted certain participant loan and withdrawal provisions of the Coronavirus Aid, Relief, and Economic Security

Act ("CARES Act") that were effective for portions of the 2020 Plan Year in order to provide relief to participants affected by COVID-19. The early withdrawal tax was waived for COVID-19 withdrawals up to $100,000 through December 2020. To comply with the CARES Act, the Plan will be amended on or before December 31, 2022, or such later date as the Secretary of the Treasury may prescribe, to reflect the changes made to the Plan.

Notes Receivable from Participants
Participants may borrow from their accounts a minimum of $500 up to a maximum equal to the lesser of $50,000, after considering the highest loan balance during the previous twelve months, or 50% of their account balance. The loans are secured by the balance in the participant's account and bear interest at a rate established by the Plan Administrator, generally based upon the Prime Rate.

Forfeiture Account
At December 31, 2020 and 2019, the forfeiture account totaled $296,431 and $13,607 respectively. The account is used to reduce current and future employer contributions and to pay Plan expenses. In 2020 and 2019, forfeitures in the amount of $235,374 and $346,537, respectively, were used to reduce Plan expenses.

Plan Expenses
There are investment fees and expenses associated with each Plan investment option. Investment fees are generally charged directly against assets of the investment option and include such items as the costs expressed in the expense ratio plus brokerage fees incurred by the fund. Participants who utilize the Plan's BrokerageLink investment feature are also responsible for brokerage fees and commissions. Participants that enroll in the Plan's managed account service will incur a separate fee for that service.

The administrative expenses associated with the Plan include costs for accounting, custodial, recordkeeping, and other internal or external service providers. While participant accounts have not been charged for such administrative expenses in recent years due to the application of various credits applied towards Plan expenses, under the terms of the Plan, operating and administrative expenses can be charged directly to participants' accounts.

Under the Plan's recordkeeping agreement, the Plan receives payments (revenue credits) for the amount that revenue sharing related to the Plan's investment options exceeds specified Plan expenses. The Plan uses revenue credits to pay for additional costs of operating the Plan. In the event that revenue credits exceed these Plan costs, residual amounts will be allocated to participant accounts on a schedule and in a manner established by the Plan Administrator. During 2020 and 2019, the Plan received revenue credit deposits in the amount of $3,247,971 and $3,672,860 respectively. During 2020 and 2019, the Plan used revenue credits in the amount of $966,380 and $460,394 respectively to pay direct expenses and allocated $0 and $2,900,000 respectively to participants' account. Amounts received on account of litigation settlements can also be used by the Plan to pay Plan expenses. In the event that Plan expenses exceed the amounts available as described above, residual operating expenses will be charged to participants' accounts.

Some Plan service providers are paid directly by Shell on the Plan's behalf. When service providers are paid by Shell on the Plan's behalf, Shell is reimbursed by the Plan for such expenses to the extent permitted by law. Unreimbursed expenses incurred by Shell to be reimbursed by the Plan totaled $100,270 and $107,921 at December 31, 2020 and 2019, respectively, and are included in accounts payable. Other indirect costs (including Trustee/Plan Administrator salaries and data processing expenses) are absorbed by the Contributing Companies.

Plan Termination
The Plan is intended to be an ongoing part of the benefit plans of the Contributing Companies. However, the right is reserved to amend or terminate the Plan. Should the Plan be terminated, participants will receive payment of their account balances.

2. Accounting Policies

The financial statements of the Plan are prepared on the accrual basis of accounting.

The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 7 for fair value measurement.

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Interest income is recorded on the accrual basis. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2020 or 2019.

Brokerage commissions, transfer taxes, and other fees are added to the cost of purchases or deducted from the proceeds of sales. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation includes the Plan's gains and losses on investments bought and sold as well as held during the year. Participant distributions or withdrawals are recorded when paid.

In August 2018, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2018-13, Fair Value Measurement (Topic 820): Disclosure Framework – Changes to the Disclosure Requirements for Fair Value Measurement, which eliminates, adds and modifies certain disclosure requirements for fair value measurements. The amendments were effective for the Plan on January 1, 2020. Adoption of this guidance did not have a material effect on the Plan's financial statements.

3. Line of Credit of the Plan

The Thrift Fund and Royal Dutch Shell Stock Fund have an available line of credit to fund redemptions as needed. At December 31, 2020 and 2019 the Shell Provident Fund had no amounts outstanding under the line of credit.

4. Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the participants' account balances and the amounts reported in the statement of net assets available for benefits.

5. Federal Income Tax Exemption

The Plan has received a determination letter from the Internal Revenue Service (IRS) dated December 20, 2016, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the IRS, the Plan was amended and restated. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualified status. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code, and, therefore, believes the Plan is qualified and the related trust is tax-exempt.

Accounting principles generally accepted in the United States of America require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2020, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for the Plan for any tax periods in progress.

6. **Reconciliation of the Financials to Schedule H of Form 5500**

The following is a reconciliation of the Plan's net assets available for benefits per the financial statements at December 31, 2020 and 2019 to Schedule H of Form 5500:

	2020	2019
Net assets per financial statements	$11,422,116,097	$ 11,735,473,639
Deemed distributions of participant loans	(1,920,438)	(2,137,404)
Net assets available for benefits per Schedule H	$11,420,195,659	$ 11,733,336,235

The following is a reconciliation of total expenses paid per the financial statements for the year ending December 31, 2020 to Schedule H of Form 5500:

Total deductions per the financial statements	$2,067,114,352
Deemed distributions of participant loans	1,064,266
Deemed distributions of participant loans – offset during plan year	(1,281,232)
Total expenses paid per Schedule H of Form 5500	$2,066,897,386

Amounts allocated to deemed distributions of participant loans are recorded as notes receivables from participants in the financial statements and recorded as an expense on Schedule H on Form 5500.

7. **Fair Value Measurement**

ASC 820 establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy under ASC 820 are described as follows:

Level 1   Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2   Inputs to the valuation methodology include:

- quoted prices for similar assets or liabilities in active markets;

- quoted prices for identical or similar assets or liabilities in inactive markets;

- inputs other than quoted prices that are observable for the assets or liability;

- inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3   Inputs to the valuation methodology are unobservable and significant to the fair value measurement

The asset or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques maximize the use of relevant observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in methodologies used at December 31, 2020 and 2019.

Common Stocks and Rights/Warrants
Valued at the closing price reported on the active market on which the individual securities are traded.

Corporate Bonds/Other Fixed Income Funds
Valued using pricing models maximizing the use of observable inputs for similar securities. This includes basing value on yields currently available on comparable securities of issuers with similar credit ratings.

Registered Investment Company Funds (Mutual Funds)
Valued at the daily closing price as reported by the fund. Mutual funds held by the Plan are open-end mutual funds that are registered with the Securities and Exchange Commission. These funds are required to publish their daily net asset value ("NAV") and to transact at that price. The mutual funds held by the Plan are deemed to be actively traded.

Common/Collective Funds
Valued at the NAV of units of a bank collective trust. The NAV is used as a practical expedient to estimate fair value. The NAV is based on the fair value of the underlying investments held by the fund less its liabilities. This practical expedient is not used when it is determined to be probable that the fund will sell the investment for an amount different than the reported NAV. Participant transactions (purchased and sales) may occur daily. Were the Plan to initiate a full redemption of the collective trust, the investment adviser reserves the right to temporarily delay withdrawal from the trust in order to ensure that securities liquidations will be carried out in an orderly business manner.

U.S. Government Securities
Valued using the pricing models maximizing the use of observable inputs for similar securities.

Short-Term Investments
Short-Term investments, including commercial paper having 60 days or less to maturity are recorded at amortized cost, which approximates fair value.

The following sets forth by level, within the fair value hierarchy, the Plan's assets at fair value as of December 31, 2020 and 2019:

Assets at Fair Value as of December 31, 2020

	Level 1	Level 2	Total
Common stock	$ 269,672,512	$	$ 269,672,512
Registered Investment Co Funds	6,188,659		6,188,659
Short-Term Investments		585,967,347	585,967,347
Self-directed brokerage acct:			
Common Stock	334,133,175		334,133,175
Registered investment co.	1,447,103,134		1,447,103,134
Money market	357,536,887		357,536,887
Rights/warrants	200,736		200,736
Corporate bonds/other		5,072,695	5,072,695
Short-Term investments		9,640,353	9,640,353
US Government securities		3,016,032	3,016,032
	$ 2,414,835,103	$ 603,696,427	3,018,531,530
Investments measured at net asset value:			
Common/collective funds			8,305,263,616
Total assets at fair value			$ 11,323,795,146

Assets at Fair Value as of December 31, 2019

	Level 1	Level 2	Total
Common stock	$ 646,531,093	$	$ 646,531,093
Registered Investment Co Funds	3,833,318,716		3,833,318,716
Short-Term Investments		888,445,857	888,445,857
Self-directed brokerage acct:			
Common Stock	162,099,471		162,099,471
Registered investment co.	244,518,164		244,518,164
Money market	82,261,578		82,261,578
Rights/warrants	3,993		3,993
Corporate bonds/other		6,739,905	6,739,905
Short-Term investments		18,219,498	18,219,498
US Government securities		5,544,786	5,544,786
	$ 4,968,733,015	$ 918,950,046	5,887,683,061
Investments measured at net asset value:			
Common/collective funds			5,732,516,812
Total assets at fair value			$ 11,620,199,873

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

8.   **Related Party and Parties-in-Interest Transactions**

Shell, the Trustees, the Plan Administrator and certain other Plan service providers qualify as parties-in-interest. In addition, the Plan invests in Royal Dutch Shell plc American Depository Shares and certain funds maintained by affiliates of the Plan's record keeper, which qualify as related party and party-in-interest transactions. These transactions qualify for exemptions from the prohibited transaction rules. Notes receivable from participants also qualify as party-in-interest transactions.

Supplemental Schedule

Shell Provident Fund
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
EIN 13-1299890
Plan No. 002
December 31, 2020

{a}	{ b }	{c }			{d}	{e}
		Description of Investment				
	Identity of Issuer, Borrower, Lessor or Similar Party	Par Value	Rate Percentage	Maturity Date	Cost	Current Value
*	**Thrift Fund**					
	FIAM Institutional Cash Commingled Pool				**	585,967,347
	Common/Collective Funds					
	1-3 Year Gov/Credit Bond Index Fund		Comm Fund		**	78,687,956
	20 Plus Treasury Bond Fund F		Comm Fund		**	287,990,902
	EAFE Equity Index Fund F		Comm Fund		**	554,628,350
	Developed Real Estate Index Fund F		Comm Fund		**	20,965,450
	Emerging Markets Index Non-Lendable Fund F		Comm Fund		**	234,276,637
	LifePath® Index 2025 Fund F		Comm Fund		**	651,238,445
	LifePath® Index 2030 Fund F		Comm Fund		**	741,566,548
	LifePath® Index 2035 Fund F		Comm Fund		**	510,139,204
	LifePath® Index 2040 Fund F		Comm Fund		**	484,542,849
	LifePath® Index 2045 Fund F		Comm Fund		**	269,581,560
	LifePath® Index 2050 Fund F		Comm Fund		**	206,731,575
	LifePath® Index 2055 Fund F		Comm Fund		**	90,550,369
	LifePath® Index 2060 Fund F		Comm Fund		**	20,427,362
	LifePath® Index 2065 Fund F		Comm Fund		**	5,230,254
	LifePath® Index Retirement Fund F		Comm Fund		**	1,350,689,200
	Mid Capital Equity Index Fund F		Comm Fund		**	468,228,137
	Russell 2000® Index Fund F		Comm Fund		**	125,211,034
	U.S. Debt Index Fund F		Comm Fund		**	613,968,441
*	U.S. Equity Index Fund		Comm Fund		**	1,590,609,343
	Royal Dutch Shell Stock Fund					
*	Royal Dutch Shell Stock Fund		Stock/ADSs		**	269,672,512
*	Fidelity Institutional Cash Portfolio		Mutual Funds		**	6,188,659
**	**BrokerageLink**		Various Investment Options		**	2,156,703,012
						11,323,795,146
	Participant Loans		Loan	3.25% - 9.50%***		97,488,348
	TOTAL					11,421,283,494

*   Party-in-interest

**   Cost information is not required for participant-directed accounts and, therefore, is not presented.

***   Varying maturity dates

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statements (Form S-8 No. 333-126715, No. 333-171206, No. 333-222813, and No. 333-254139) pertaining to the Shell Provident Fund of Royal Dutch Shell plc of our reports dated May 26, 2021, with respect to the financial statements and schedule of the Shell Provident Fund included in this Annual Report (Form 11-K) for the year ended December 31, 2020.

Ernst & Young LLP

Houston, Texas
May 26, 2021